UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)

MAIA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

552641 102

(CUSIP Number)

Vlad Vitoc

444 West Lake Street, Suite 1700

Chicago, IL 60606

Telephone: (312) 416-8592

With a copy to:

Richard A. Friedman, Esq.

Greg Carney, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

(212) 653-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Vlad Vitoc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,079,191 (1)
	8	SHARED VOTING POWER 438,159 (1)
	9	SOLE DISPOSITIVE POWER 3,079,191 (1)
	10	SHARED DISPOSITIVE POWER 438,159 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,517,350 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.29%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 3,517,350 shares consisting of: (i) 809,121 shares of common stock directly held by Mr. Vitoc and 210,000 shares of common stock directly held by his spouse, and (ii) 2,270,070 shares of common stock issuable upon the exercise of stock options and warrants directly held by Mr. Vitoc, 28,159 shares of common stock issuable upon the exercise of stock options directly held by Mr. Vitoc’s spouse, 100,000 shares of common stock issuable upon the exercise of stock options directly held by MAIA Laetitia Cristian Vitoc 2022 MAIA Irrevocable Trust, for the benefit of Mr. Vitoc’s child, for which Mr. Vitoc’s spouse serves as trustee, and 100,000 shares of common stock issuable upon the exercise of stock options directly held by Leia Violeta Ioana Vitoc 2022 MAIA Irrevocable Trust, for the benefit of Mr. Vitoc’s child, for which Mr. Vitoc’s spouse serves as trustee. Mr. Vitoc disclaims beneficial ownership of the shares beneficially owned by his spouse, MAIA Laetitia Cristian Vitoc 2022 MAIA Irrevocable Trust, and Leia Violeta Ioana Vitoc 2022 MAIA Irrevocable Trust

(2)

Based on 26,465,043 shares of Common Stock outstanding as of September 30, 2024, calculated by adding (i) the 23,966,814 shares of Common Stock outstanding as of September 30, 2024 according to the Company’s records, and (ii) the 2,498,229 shares of Common Stock beneficially owned by the Reporting Person, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D is filed by the Reporting Person (as defined below) on October 25, 2024, (this “Statement” or “Schedule 13D”) and relates to the common stock, $0.0001 par value per share (the “Common Stock”) of MAIA Biotechnology, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 444 West Lake Street, Suite 1700, Chicago, IL 60606.

Item 2. Identity and Background.

This Statement is filed by Vlad Vitoc. Mr. Vitoc is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The principal business address of Mr. Vitoc is 444 West Lake Street, Suite 1700, Chicago, IL 60606. Mr. Vitoc is a citizen of the United States. The foregoing person is sometimes referred to herein as the “Reporting Person”.

The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The shares of Common Stock that the Reporting Person beneficially owns were acquired through grants of equity awards pursuant to the Issuer’s various equity incentive plans or (ii) through open market purchases at various times.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock reported in this Statement for investment purposes. The Reporting Person may in the future acquire additional Common Stock or dispose of some or all of the Common Stock held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law.

The Reporting Person has no present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

/s/ Vlad Vitoc
Vlad Vitoc